UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66523 /March 7, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14729

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In the Matter of	:
	: ORDER MAKING FINDINGS AND
CHINA YINGXIA	: REVOKING REGISTRATION BY
INTERNATIONAL, INC.	: DEFAULT
	:

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on February 2, 2012, alleging that China Yingxia International, Inc. (China Yingxia), has a class of securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and is delinquent in filing periodic reports with the Commission.

China Yingxia was served with the OIP by service on its registered agent in Florida on February 6, 2012, and was required to file an Answer within ten days of service of the OIP.   OIP at 2; 17 C.F.R. § 201.141(a)(2)(ii), 220(b); Declaration of David S. Frye (Feb. 16, 2012).

China Yingxia did not appear at a prehearing conference on March 1, 2012, at which the Division of Enforcement (Division) stated that it had located China Yingxia's registered agent on the website of the Florida Department of State, Division of Corporations, and had spoken with the registered agent. The Division also personally served the OIP on Peter Dong Zhou, 20 Pine Street, #2807, New York, NY 10005, based on information it found on the Florida Department of State website.

Findings and Conclusions of Law

China Yingxia is in default because it did not file an Answer, participate in the prehearing conference on March 1, 2012, or otherwise defend the proceeding, and I find the allegations in the OIP to be true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

China Yingxia, stock symbol CYXI, Central Index Key No. 1113546, is a dissolved Florida corporation located in Harbin, Heilongjiang, China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act.   China Yingxia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q on November 14, 2008, for the period ended September 30, 2008. As of January 31, 2012, the common stock of China Yingxia was quoted on OTC Link, formerly "Pink Sheets," operated by OTC Markets Group Inc., had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Ruling

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, and 13a-13. China Yingxia has failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of China Yingxia's registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Yingxia International, Inc., is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge